Bottomline Technologies (de), Inc.

325 Corporate Drive

Portsmouth, New Hampshire 03801

                                June 16, 2005

By EDGAR and Facsimile

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel Lee, Esq.

Re:	Bottomline Technologies (de), Inc.
Registration Statement on Form S-3
File No. 333-122906
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Bottomline Technologies (de), Inc. (the “Registrant”) hereby requests acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”), so that it may become effective at 5 p.m., Eastern time, on June 17, 2005, or as soon thereafter as practicable.

As requested in a letter dated March 4, 2005 from Barbara Jacobs of the staff of the Securities and Exchange Commission (the “Commission”), the Registrant hereby acknowledges that:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information, please do not hesitate to contact me at 603-436-0700 or Jessica Semerjian of Wilmer Cutler Pickering Hale and Dorr LLP at 202-663-6886.

Sincerely, BOTTOMLINE TECHNOLOGIES (de), INC.

By:	/s/ Kevin Donovan
Kevin Donovan Chief Financial Officer